UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.           )*

SYSOREX, INC.

(Name of Issuer)

COMMON STOCK, $0.00001 par value

(Title of Class of Securities)

87185L206

(CUSIP Number)

Mark H. Peikin

1875 N.W. Corporate Blvd.

Suite 290

Boca Raton, FL 33431

(954) 621-8126

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 14, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	87185L206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Name: One Percent Investments, Inc. EIN: 83-2877096
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 2,075,998
6. Shared Voting Power 0
7. Sole Dispositive Power 2,075,998
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,075,998
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	[ ]
11.	Percent of Class Represented by Amount in Row (9)* 1.37%
12.	Type of Reporting Person: CO

CUSIP NO.	87185L206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Name: First Choice International Company, Inc. EIN: 27-1461143
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 6,225,214
6. Shared Voting Power 0
7. Sole Dispositive Power 6,225,214
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,225,214
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	[ ]
11.	Percent of Class Represented by Amount in Row (9)* 4.13%
12.	Type of Reporting Person: CO

CUSIP NO.	87185L206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Name: Bespoke Growth Partners, Inc. EIN: 26-4498468
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 5,839,820
6. Shared Voting Power 0
7. Sole Dispositive Power 5,839,820
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,839,820
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	[ ]
11.	Percent of Class Represented by Amount in Row (9)* 3.87%
12.	Type of Reporting Person: CO

CUSIP NO.	87185L206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Name: Mark H. Peikin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 14,141,032
6. Shared Voting Power 0
7. Sole Dispositive Power 14,141,032
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,141,032
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	[ ]
11.	Percent of Class Represented by Amount in Row (9)* 9.39%
12.	Type of Reporting Person: IN

* The percentage calculation is based on 150,537,427 shares of common stock, par value $0.00001 per share, of Sysorex, Inc., a Nevada corporation (the “Company”), outstanding as of the close of business on April 14, 2021, as reported in the Current Report on Form 8-K of the Company dated April 14, 2021.

CUSIP NO.	87185L206

ITEM 1.	(a)	Name of Issuer:

SYSOREX, INC.

	(b)	Address of Issuer’s Principal Executive Offices:

13880 Dulles Corner Lane, Suite 175 Herndon, Virginia 20171.

ITEM 2.	(a)	Name of Person Filing:

This report is filed by Bespoke Growth Partners, Inc., First Choice International Company Inc. and One Percent Investments, Inc. with respect to shares of the Issuer’s common stock that are directly beneficially owned by Bespoke Growth Partners, Inc., First Choice International Company Inc. and One Percent Investments, Inc., and filed by Mark H. Peikin, who is the Chief Executive Officer of each of the foregoing entities and has dispositive and voting power over the shares held by the foregoing entities.

	(b)	Address of Principal Business Office, or if None, Residence:

1875 N.W. Corporate Blvd., Ste. 290, Boca Raton, FL 33431

	(c)	Citizenship:

U.S.

	(d)	Title of Class of Securities:

Common

	(e)	CUSIP Number:

87185L206

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

	(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	[ ]	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

	(f)	[ ]	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

	(g)	[ ]	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	[ ]	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

CUSIP NO.	87185L206

ITEM 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

14,141,032

	(b)	Percent of class:

9.39%*

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

14,141,032

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

14,141,032

(iv) Shared power to dispose or to direct the disposition of: 0

* The percentage calculation is based on 150,537,427 shares of common stock, par value $0.00001 per share, of Sysorex, Inc., a Nevada corporation (the “Company”), outstanding as of the close of business on April 14, 2021, as reported in the Current Report on Form 8-K of the Company dated April 14, 2021.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

N/A

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

N/A

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

N/A

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

N/A

ITEM 10.	CERTIFICATIONS.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect , other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

One Percent Investments, Inc.

Date: April 23, 2021	By:	/s/ Mark H. Peikin
Name: Mark H. Peikin
Title: Chief Executive Officer

First Choice International Company, Inc.

Date: April 23, 2021	By:	/s/ Mark H. Peikin
Name: Mark H. Peikin
Title: Chief Executive Officer

Bespoke Growth Partners, Inc.

Date: April 23, 2021	By:	/s/ Mark H. Peikin
Name: Mark H. Peikin
Title: Chief Executive Officer

Mark H. Peikin

Date: April 23, 2021	By:	/s/ Mark H. Peikin
Name: Mark H. Peikin

EXHIBIT A

to

Schedule 13G

The group members are as follows:

One Percent Investments, Inc.

First Choice International Company, Inc.

Bespoke Growth Partners, Inc.

Mark H. Peikin

EXHIBIT B

to

Schedule 13G

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to 14,141,032 shares of Common Stock of SYSOREX, INC. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on April 23, 2021

One Percent Investments, Inc.

By:	/s/ Mark H. Peikin
Name: Mark H. Peikin
Title: Chief Executive Officer

First Choice International Company, Inc.

By:	/s/ Mark H. Peikin
Name: Mark H. Peikin
Title: Chief Executive Officer

Bespoke Growth Partners, Inc.

By:	/s/ Mark H. Peikin
Name: Mark H. Peikin
Title: Chief Executive Officer

Mark H. Peikin

By:	/s/ Mark H. Peikin
Name: Mark H. Peikin